April 19, 2017

Mr. Justin Dobbie

Legal Branch Chief, Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Seaspan Corporation

Post-Effective Amendment No. 1 to Form F-3

Filed March 6, 2017

File No. 333-200639

Dear Mr. Dobbie:

We have reviewed your letter to us of April 3, 2017 setting forth Staff comments on the Seaspan Corporation (the “Company”) Post-Effective Amendment No. 1 to Form F-3 (File No. 333-200639), filed March 6, 2017 (“Post-Effective Amendment No. 1”). This letter responds to the comments in your letter. The Company has filed today Post-Effective Amendment No. 2 to Form F-3 (File No. 333-200639) (“Post-Effective Amendment No. 2”).

For your convenience, the responses have been keyed to the comments. Page numbers in the responses refer to Post-Effective Amendment No. 2.

General

1.   Please confirm your understanding that we will not be in a position to declare your post-effective amendment to Form F-3 effective until all outstanding comments regarding your Form 20-F for the fiscal year ended December 31, 2016 have been resolved. In addition, to the extent that any comments related to our review of your Form 20-F apply to disclosure in the post-effective amendment, please make corresponding revisions to all affected disclosure.

Response to Comment No. 1:

The Company acknowledges the Staff’s comment and confirms its understanding that the Company’s post-effective amendment to Form F-3 will not be declared effective until all outstanding comments regarding the Company’s Form 20-F for the fiscal year ended December 31, 2016 have been resolved and all corresponding revisions have been made to the disclosure in the Company’s post-effective amendment to Form F-3.

Incorporation of Documents by Reference, page 2

2.   Please specifically incorporate by reference your Form 20-F for the fiscal year ended December 31, 2016 filed on March 6, 2017 and your Form 6-K filed on March 15, 2017. For guidance on incorporation by reference of Exchange Act filings made between filing and effectiveness of the registration statement, please see Securities Act Forms Compliance and Disclosure Interpretation 123.05. In addition, please file your auditor’s consent as an exhibit to this filing.

Response to Comment No. 2:

In response to the Staff’s comment, the Company has revised its disclosure on page 3 to specifically incorporate by reference the Company’s Form 20-F for the fiscal year ended December 31, 2016 and the Company’s Form 6-K filed on March 15, 2017 and filed its auditor’s consent as Exhibit 23.1 to Post Effective Amendment No. 2.

Material United States Federal Income Tax Considerations, page 15

3.   We note that you have revised your discussion of material United States federal income considerations. Please have counsel file a new tax opinion and consent or tell us why you believe this is unnecessary.

Response to Comment No. 3:

In response to the Staff’s comment, the Company has filed a new tax opinion and consent as Exhibit 8.1 to Post-Effective Amendment No. 2.

Exhibit 8.3

4.   Please have counsel revise the third paragraph of Exhibit 8.3 to state clearly that the disclosure in the specified tax consequences section of the prospectus is counsel’s opinion. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19 located on our website.

Response to Comment No. 4:

In response to the Staff’s comment, the Company has filed a revised Exhibit 8.3 to Post-Effective Amendment No. 2 that clearly states that the disclosure in the specified tax consequences section of the prospectus is counsel’s opinion.

* * * * *

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (604) 638-2580.

Sincerely,

/s/ David Spivak

David Spivak

Chief Financial Officer

(Principal Financial and Accounting Officer)

cc:	David Matheson (Perkins Coie LLP)

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